October 11, 2006

Mr. Tom Bontems, Chairman
Universal Fog, Inc.
1808 South 1st Avenue
Phoenix, Arizona 85003

RE: Universal Fog, Inc.
Pre-Effective Amendment 6 to Registration Statement on Form SB-2
File Number: 333-128831
Filed: September 21, 2006

Dear Mr. Bontems:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
Note 8 – Subsequent Event - Change in Accounting Principle

1. Per APB 20, a change in accounting principle results from adoption of a generally
   accepted accounting principle that is different from the one used previously.
   Explain to us why you believe your previous accounting was in accordance with
   generally accepted accounting principles and why you believe the restatement
   appears to be a change in accounting principle rather than a correction of an error.
   Alternatively, revise your disclosures in the Form SB-2 as well as all other
   relevant periodic reports to describe the restatement as a correction of an error.

2. Please file an Item 4.02 Form 8-K for the $50,000 restatement related to the Sundown distributorship.

Form 10-QSB/A as of March 31, 2006 and June 30, 2006

Balance Sheet, page F-1

3. In the Forms 10-QSB/A as of March 31, 2006, and June 30, 2006, we note your revisions to the balance sheets with respect to the Sundown Distributorship. However, there still appears to be a line item on these balance sheets for the $50,000 asset even though the subtotals and totals of the statements have been adjusted for the restatement. Please revise to remove the Sundown asset balance from the balance sheets as of March 31, 2006, and June 30, 2006.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terrence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or, who supervised the review of your filing, at (202) 551- with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: David M. Rees, Esq.

        Fax (801) 328-4948